ROCKWELL VENTURES INC.
CONSOLIDATED FINANCIAL STATEMENTS

THREE MONTHS ENDED AUGUST 31, 2005

(Expressed in Canadian Dollars)

(Unaudited)

These financial statements have not been reviewed by the Company's auditors

ROCKWELL VENTURES INC.
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	August 31, 2005	May 31, 2005
	(unaudited)
ASSETS

Current assets
Cash and equivalents	$204,682	$352,677
Marketable securities (note 4)	92,053	109,514
Amounts receivable and prepaids	51,815	41,180
Due from a related party (note 7)	80,328	77,159
	428,878	580,530

Security deposit (note 5(a))	32,190	32,190
Mineral property interests (note 5)	46,857	46,857

	$507,925	$659,577

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$33,098	$29,976

Shareholders' equity
Share capital (note 6)	11,815,792	11,815,792
Contributed surplus (note 6(e))	451,628	451,628
Deficit	(11,792,593)	(11,637,819)
	474,827	629,601
Nature and continuance of operations (note 1)
Subsequent event (note 6(c))

	$507,925	$659,577

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors

/s/ Ronald W. Thiessen	/s/ Jeffrey R. Mason

Ronald W. Thiessen	Jeffrey R. Mason
Director	Director

ROCKWELL VENTURES INC.
Consolidated Statements of Operations
(Unaudited - Expressed in Canadian Dollars)

	Three months ended August 31
	2005	2004

Expenses
Exploration (schedule)	$36,737	$83,644
Foreign exchange loss	502	14,886
Legal, accounting and audit	6,326	1,932
Office and administration	66,047	62,515
Property investigations	26,288	–
Shareholder communications	702	613
Stock-based compensation - administration (note 6(c))	–	2,642
Stock-based compensation - exploration (note 6(c))	–	2,199
Travel and conferences	777	3,081
Trust and filing	667	1,116
	138,046	172,628

Other items
Interest income	(733)	(5,878)
Write-down of marketable securities	17,461	111,452
	16,728	105,574

Loss for the period	$154,774	$278,202

Deficit, beginning of period	$11,637,819	$10,152,125

Deficit, end of period	$11,792,593	$10,430,327

Basic and diluted loss per common share	$0.00	$0.00

Weighted average number of
common shares outstanding	94,455,775	92,825,775

The accompanying notes are an integral part of these consolidated financial statements.

ROCKWELL VENTURES INC.
Consolidated Statements of Cash Flows
(Unaudited - Expressed in Canadian Dollars)

	Three months ended August 31
Cash provided by (applied to):	2005	2004

Operating activities
Loss for the period	$(154,774)	$(278,202)
Items not affecting cash:
Write-down of marketable securities	17,461	111,452
Stock-based compensation	–	4,841
Changes in non-cash working capital items:
Amounts receivable and prepaids	(10,635)	(11,194)
Accounts payable and accrued liabilities	3,122	(11,308)
Cash used in operating activities	(144,826)	(184,411)

Financing activities
Amounts due from related parties	(3,169)	(25,447)
Cash used in financing activities	(3,169)	(25,447)

Decrease in cash and equivalents during the period	(147,995)	(209,858)

Cash and equivalents, beginning of period	352,677	1,535,639

Cash and equivalents, end of period	$204,682	$1,325,781

Supplemental disclosure of non-cash investing and financing activities
Interest paid during the period	$–	$–
Income taxes paid during the period	$–	$–
Marketable securities received pursuant to 2003 farmout agreement with
Taseko Mines Limited (note 5(c))	$–	$220,000
Fair value of stock options allocated to shares issued upon exercise	$–	$4,841

The accompanying notes are an integral part of these consolidated financial statements.

ROCKWELL VENTURES INC.
Consolidated Schedules of Exploration Expenses
(Unaudited - Expressed in Canadian Dollars)

			British		All
Exploration expenses for the three	Royce	Ricardo	Columbia		Properties
months ended August 31, 2005	Property	Property	Properties	Other	Total

Geological	$–	$904	$–	$–	$904
Property fees and assessments	–	7,942	–	–	7,942
Site activities	–	27,891	–	–	27,891
Travel and accommodation	–	–	–	–	–
Subtotal	–	36,737	–	–	36,737
Stock-based compensation	–	–	–	–	–
Incurred during the period	–	36,737	–	–	36,737
Cumulative expenses, beginning of period	881,784	2,080,458	600,000	3,991,449	7,553,691
Cumulative expenses, end of period	$881,784	$2,117,195	$600,000	$3,991,449	$7,590,428

			British		All
Exploration expenses for the three	Royce	Ricardo	Columbia		Properties
months ended August 31, 2004	Property	Property	Properties	Other	Total

Geological	$32,009	$1,229	$–	$–	$33,238
Property fees and assessments	–	310	–	–	310
Site activities	5,117	42,522	–	–	47,639
Travel and accommodation	1,038	1,419	–	–	2,457
Subtotal	38,164	45,480	–	–	83,644
Stock-based compensation	1,003	1,196	–	–	2,199
Incurred during the period	39,167	46,676	–	–	85,843
Cumulative expenses, beginning of period	841,448	1,796,799	–	3,989,563	6,627,810
Cumulative expenses, end of period	$880,615	$1,843,475	$–	$3,989,563	$6,713,653

The accompanying notes are integral part of these consolidated financial statements.

ROCKWELL VENTURES INC.
Notes to the Consolidated Financial Statements
For the period ended August 31, 2005
(Unaudited - Expressed in Canadian Dollars)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Rockwell Ventures Inc. (the “Company”) is incorporated under the British Columbia Business Corporations Act (formerly the Company Act of British Columbia), and its principal business activity is the exploration of mineral properties. The Company’s principal mineral property interests are located in Chile and Canada.

These consolidated financial statements have been prepared using Canadian generally accepted accounting principles assuming a going concern. At August 31, 2005, the Company had working capital of approximately $396,000 (May 31, 2005 – $551,000). However, the Company has incurred operating losses since its inception. The ability of the Company to continue as a going concern depends upon its ability to develop profitable operations, and to continue to raise adequate financing. There can be no assurance that the Company will be able to secure additional financial resources nor achieve profitability or positive cash flows. If the Company is unable to obtain adequate additional financing, the Company will be required to curtail its operations and exploration activities. Furthermore, failure to continue as a going concern would require that the Company’s assets and liabilities be restated on a basis which could differ significantly from the going concern basis.

2.	BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries 549949 BC Ltd., and Minera Ricardo Resources Inc. S.A. ("Ricardo"). All material intercompany balances and transactions have been eliminated upon consolidation.

Ricardo is incorporated under the laws of Chile, and 549949 BC Ltd. is incorporated under the laws of British Columbia, Canada.

3.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Cash and equivalents

Cash and equivalents consist of cash and highly liquid investments, having maturity dates of three months or less from the date of purchase, that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value.

(b)	Allowance for amounts receivable

The Company establishes an allowance for uncollectible amounts receivable on a specific account basis. No allowances for amounts receivable were recorded by the Company as at August 31, 2005 and May 31, 2005.

(c)	Marketable securities

Marketable securities are recorded at the lower of (i) cost less accumulated write downs, and (ii) estimated market value.

ROCKWELL VENTURES INC.
Notes to the Consolidated Financial Statements
For the period ended August 31, 2005
(Unaudited - Expressed in Canadian Dollars)

(d)	Reclamation and security deposits

Reclamation and security deposits are recorded at cost.

(e)	Mineral property interests

The acquisition costs of mineral properties are deferred until the property is placed into production, sold, or abandoned, or when management has determined that there has been an impairment in value. Acquisition costs which have been deferred will be amortized on a unit-of- production basis, over the estimated useful life of the related property following the commencement of production, or written off if the property is sold, allowed to lapse or abandoned, or written down to fair value when an impairment has been determined to have occurred.

Mineral property acquisition costs include the cash consideration and the fair market value of common shares, based on the trading price of the shares, on the date of issue or as otherwise provided under the agreed terms for the mineral property interest. Costs for properties to which the Company does not possess unrestricted ownership and exploration rights, such as option agreements, are expensed in the period incurred, or until a feasibility study has determined that the property is capable of economic commercial production.

Exploration costs and option payments are expensed in the period incurred.

Administrative expenditures are expensed in the period incurred.

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable.

(f)	Financial instruments

The Company's financial instruments consist of cash and equivalents, marketable securities, amounts receivable, security deposit, accounts payable and accrued liabilities and balances receivable from related parties. It is management's opinion the Company is not exposed to significant interest, currency or credit risk arising from these financial instruments. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

(g)	Values

The amounts shown for the mineral property interests represent costs accumulated to date, and do not necessarily represent present or future values, as they are entirely dependent upon the economic recoverability of current and future ore reserves, of which the Company currently has none.

(h)	Asset retirement obligations

The Company records the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the long-lived assets. The Company also records a corresponding asset which is amortized over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation is adjusted at the end of each period to reflect the passage of time (accretion expense) and changes in the estimated future cash flows underlying the obligation (asset retirement cost).

ROCKWELL VENTURES INC.
Notes to the Consolidated Financial Statements
For the period ended August 31, 2005
(Unaudited - Expressed in Canadian Dollars)

(i)	Foreign currency translation

All of the Company’s foreign operations are integrated with those of the Company’s domestic operations and use the Canadian dollar as their functional currency.

Monetary assets and liabilities of the Company's integrated foreign subsidiaries are translated into Canadian dollars at exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical exchange rates unless such items are carried at market, in which case they are translated at the exchange rates in effect on the balance sheet date. Revenues and expenses, except depreciation, are translated at the average exchange rates for the period. Amortization is translated at the same exchange rates as the assets to which it relates.

Foreign exchange gains and losses are recorded in the statement of operations.

(j)	Share capital

Common shares issued for mineral property interests are recorded at the fair market value based upon the trading price of the shares on the TSX Venture Exchange (“TSX-V”) on the date of issue or as otherwise provided under the terms of the agreement to issue the shares. Share issue costs are deducted from share capital.

Canadian tax legislation permits a company to issue flow-through shares whereby the deduction for tax purpose relating to qualified resource expenditures is claimed by the investors rather than the Company. Recording these expenditures for accounting purposes gives rise to taxable temporary differences.

When flow-through expenditures are renounced, a portion of the future income tax assets that were not recognized in previous years, due to the recording of a valuation allowance, are recognized as a recovery of income taxes in the statement of operations.

(k)	Stock-based compensation

The Company has a share option plan which is described in note 6(c). The Company records all stock-based payments granted using the fair value method.

Under the fair value method, stock-based payments are measured at the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable, and are charged to operations over the vesting period, with an offsetting amount to contributed surplus. Consideration received on the exercise of stock options is recorded as share capital and the related contributed surplus is transferred to share capital.

(l)	Future income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values, generally using the enacted or substantively enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Future income tax assets also result from unused loss carryforwards and other deductions. Future tax assets are recognized to the extent that they are considered more likely than not to be realized.

ROCKWELL VENTURES INC.
Notes to the Consolidated Financial Statements
For the period ended August 31, 2005
(Unaudited - Expressed in Canadian Dollars)

The valuation of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount.

(m)	Loss per share

Basic loss per share is calculated by dividing the loss for the period by the weighted average number of common shares outstanding during the period.

Diluted loss per share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted loss per share assumes that the proceeds receivable upon exercise of dilutive share purchase options and warrants are used to repurchase common shares at the average market price during the period.

Diluted loss per share has not been presented as the effect of outstanding options and warrants would be anti-dilutive.

(n)	Use of estimates

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as at the balance sheet date, and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the impairment of mineral property interests, determination of reclamation obligations and the assumptions used in determining stock-based compensation expense. Actual results could differ from those estimates.

(o)	Comparative figures

Certain of the prior period’s comparative figures have been reclassified to conform to the financial statement presentation adopted for the current period.

ROCKWELL VENTURES INC.
Notes to the Consolidated Financial Statements
For the period ended August 31, 2005
(Unaudited - Expressed in Canadian Dollars)

4.	MARKETABLE SECURITIES

Marketable securities comprise the following:

	August 31,	May 31,
	2005	2005
Chatworth Resources Inc. (formerly GMD Resource Corp) (note 5(b)) 83,333 (post 6 for 1 consolidation) (May 31, 2005 – 83,333) common shares Market value $10,833 (May 31, 2005 – $15,833)	$10,833	$15,833
Chatworth Resources Inc. (formerly GMD Resource Corp) (note 5(b)) 83,333 (post 6 for 1 consolidation) (May 31, 2005 – 83,333) warrants exercisable at $0.60 until February 10, 2006 Market value $1 (May 31, 2005 – $3,000)	1	3,000
Taseko Mines Limited (note 5(c)) 78,853 (May 31, 2005 – 78,853) common shares Market value $81,219 (May 31, 2005 – $90,681)	81,219	90,681
	$92,053	$109,514

5.	MINERAL PROPERTY INTERESTS

Acquisition Costs	Royce	Ricardo
	Property	Property	Other	Total
Balance at August 31, 2005 and May 31, 2005	$–	$46,857	$–	$46,857

Title to mining properties involves certain inherent risks due to the difficulties in determining the validity of certain claims as well as the potential for problems arising from the often complicated conveyancing history characteristic of many mining properties. The Company does not have title insurance but has investigated title to its Ricardo mineral property and, to the best of its knowledge and belief, title to its property is in good standing.

(a)	Ricardo Property, Chile

The Company holds a 100% interest in certain mineral exploration and exploitation concessions in the Calama Mining District in Chile. The Corporación Nacional del Cobre de Chile ("Codelco"), the Chilean national copper company, is erecting housing and other infrastructure in certain areas of the Ricardo Property, as part of a relocation project of its workers at its Chuquicamata mine. The Company believes this construction usurps the Company's constitutional mining rights. Accordingly, in order to preserve access to its mineral concessions, the Company applied for several easements on its Ricardo Property in November 2002. These matters are currently before the law courts of Chile. Pursuant to the terms of the easement application, a refundable deposit of 15 million Chilean pesos (May 31, 2005 – $32,190) was lodged with the authorities.

The Company continues to maintain the Ricardo Property in good standing.

ROCKWELL VENTURES INC.
Notes to the Consolidated Financial Statements
For the period ended August 31, 2005
(Unaudited - Expressed in Canadian Dollars)

(b)	Royce Diamond Property, Northwest Territories, Canada

In February 2004, the Company received approval from the TSX-V for a property option agreement with Chatworth Resources Inc. (“Chatworth”) (formerly GMD Resource Corp.), a TSX-V listed company, to acquire up to a 60% interest in the Royce Diamond Claims (“the Royce Claims”), which are located within the Slave Geological Province, near Yellowknife, Northwest Territories.

Pursuant to this agreement, the Company paid Chatworth $50,000 cash and also subscribed to a $50,000 private placement which consisted of 500,000 common shares and 500,000 warrants of Chatworth. In October 2004, Chatworth completed a 6-for-1 consolidation of its share capital and consequently the Company has 83,333 shares and 83,333 warrants. Each warrant entitles the Company to acquire one additional Chatworth common share at $0.60 per share until February 10, 2006.

By June 2004, the Company completed the exploration program on the property and subsequently terminated its option to earn an interest in the Royce Claims.

(c)	Farmout agreement - Gibraltar exploration properties, British Columbia, Canada

In December 2003, the Company entered into a farmout agreement (the "2003 farmout agreement") with Taseko Mines Limited ("Taseko"), a public company with certain directors in common with the Company. Under the terms of the 2003 farmout agreement, Taseko granted to the Company rights to earn joint venture working interests, subject to a maximum of $200,000, on certain exploration properties located in the vicinity of the Gibraltar mine property. For a period of 150 days after the Company had earned its working interest, Taseko had the right to purchase, at its option, the Company's earned interests for cash or common share consideration aggregating 110% of the Company's earn-in amount. If Taseko elected to issue common shares, the number of common shares to be issued upon exercise would be valued at the ten-day weighted average trading price as traded on the TSX-V.

In December 2003, the Company earned an interest in these properties to the extent of $200,000.

During the Company’s fiscal year ended May 31, 2004, Taseko exercised its right to purchase the Company's interest, and on June 15, 2004, Taseko issued 78,853 of its common shares for total consideration of $220,000.

(d)	Farmout agreement - British Columbia exploration properties, Canada

In November 2004, the Company entered into a farmout agreement (the "2004 farmout agreement") with Amarc Resources Ltd. ("Amarc"), a public company with certain directors in common with the Company. Under the terms of the 2004 farmout agreement, Amarc granted to the Company rights to earn joint venture working interests of 50%, subject to a maximum of $600,000 in exploration costs to be spent on certain mineral properties located in British Columbia. These properties are the Crystal, Hook, Kal, M2, M3, M5 and Tsil properties.

The Crystal and Hook projects are located in the Cariboo region and the M3, M4, M5, Tsil and Kal projects are located in the Prince George region. Both of these regions are located in central British Columbia.

ROCKWELL VENTURES INC.
Notes to the Consolidated Financial Statements
For the period ended August 31, 2005
(Unaudited - Expressed in Canadian Dollars)

Induced polarization surveys were performed on the Cariboo properties in calendar 2004, and certain identified anomalies were tested with drill holes. The Crystal property drilling yielded negative results and the property was allowed to lapse during the fiscal quarter. The Hook property drilling also yielded negative results.

Induced polarization surveys were conducted on the Kal, M3, M4, M5 and Tsil properties during calendar 2004. Certain anomalies were identified and tested by drill holes during the same period. An evaluation of these results concluded that the results do not warrant further exploration by the Company. The Company has reviewed its potential joint venture status on the properties. The properties will be held on assessment credits, and allowed to lapse at the end of the assessment periods.

In December 2004, the Company had earned its 50% interest in these properties. Amarc had an option to reacquire the Company’s interest on any of the properties within 180 days after the Company had earned its interest. Amarc did not exercise this option, and consequently, Amarc’s right of call expired.

During the quarter ended May 31, 2005, the Hook property was vended to Wildrose Resources Ltd., a company holding adjoining claims to the property, in consideration for Wildrose paying for the filing of assessment work and submitting a report to Amarc and Rockwell on the exploration potential of the consolidated claim group. Amarc and Rockwell had an exclusive right for 45 days after receipt of the report to acquire an option to purchase an interest in the consolidated claim group. A decision has been made not to acquire an interest in the consolidated claim group.

6.	SHARE CAPITAL

(a)	Authorized share capital

The Company’s authorized share capital consists of an unlimited number of common shares, without par value.

(b)	Issued and outstanding common shares

		Number
Common shares issued	Price	of shares	Amount
Balance, May 31, 2003		55,199,275	$8,697,652
Warrants exercised	$0.22	96,500	21,230
Private placement December 2003 (net of issue costs)(i)	$0.08	37,500,000	2,925,255
Options exercised	$0.10	15,000	1,500
Options exercised	$0.15	15,000	2,250
Balance, May 31, 2004		92,825,775	11,647,887
Warrants exercised	$0.10	1,600,000	160,000
Options exercised	$0.10	30,000	3,000
Contributed surplus allocated to shares issued on options
exercised		–	4,905
Balance, May 31, 2005 and August 31, 2005		94,455,775	$11,815,792

(i)	On December 31, 2003, the Company completed a private placement of 37,500,000 units

ROCKWELL VENTURES INC.
Notes to the Consolidated Financial Statements
For the period ended August 31, 2005
(Unaudited - Expressed in Canadian Dollars)

at a price of $0.08 per unit for gross proceeds of $3,000,000. Of these, 17,250,000 were flow-through units. Each unit consisted of one common share and one share purchase warrant exercisable to purchase an additional common share at a price of $0.10 until December 31, 2005. The warrants are subject to an accelerated expiry provision (note 6(d)).

(c)	Share purchase options

At its Annual and Extraordinary General Meeting held in December 2004, shareholders of the Company approved a Share Incentive Plan in accordance with the policies of the TSX-V. Under this plan, the Company is authorized to grant options numbering up to 10% of its outstanding shares to officers, directors, employees and consultants. The exercise price of each option normally equals or exceeds the market price of the Company's shares on the date of grant. Options are granted for a term of no greater than five years.

The continuity of share purchase options for the period ended August 31, 2005 is:

	Exercise	May 31,			Expired/	August 31,
Expiry date	price	2005	Granted	Exercised	cancelled	2005
May 19, 2006	$0.08	110,000	–	–	–	110,000

Weighted average exercise price		$0.08	$–	$–	$–	$0.08

As at August 31, 2005, all of the options outstanding had vested with grantees.

Subsequent to the quarter end, in September 2005, 505,000 options were granted exercisable at $0.10 until September 28, 2007.

Using a Black-Scholes option pricing model with the assumptions noted below, the fair value of all options estimated by the model have been reflected in the statement of operations as follows:

	Three months ended August 31
	2005	2004
Exploration and engineering	$–	$2,199
Operations and administration	–	2,642
Total compensation cost expensed to operations	$–	$4,841

The weighted-average assumptions used to estimate the fair value of options granted during the period are as follows:

	Three months ended August 31
	2005	2004
Risk free interest rate	3%	3%
Expected life	0.7 year	1.5 years
Expected volatility	162%	162%
Expected dividends	nil	nil

ROCKWELL VENTURES INC.
Notes to the Consolidated Financial Statements
For the period ended August 31, 2005
(Unaudited - Expressed in Canadian Dollars)

(d)	Share purchase warrants

The continuity of share purchase warrants (each warrant exercisable into one common share) for the period ended August 31, 2005 is:

	Exercise	May 31,				August 31,
Expiry date	price	2005	Issued	Exercised	Expired	2005
December 31, 2005 (note 6(b)(i))	$0.10	35,900,000	–	–	–	35,900,000

Weighted average exercise price		$0.10	$–	$–	$–	$0.10

These warrants are subject to a 45 day accelerated expiry provision, at the Company’s option, if the closing price of the common shares of the Company is at least $0.18 for ten consecutive trading days, which has not yet occurred to date.

(e)	Contributed surplus

Balance, May 31, 2003	$–
Changes during 2004
Non-cash stock-based compensation	445,020
Balance, May 31, 2004	445,020
Changes during 2005
Non-cash stock-based compensation (note 6(c))	11,513
Share purchase options exercised, credited to share capital	(4,905)
Balance, May 31, 2005 and August 31, 2005	$451,628

7.	RELATED PARTY BALANCES AND TRANSACTIONS

	As at
Balances receivable	August 31, 2005	May 31, 2005
Exploration advance balances receivable
Hunter Dickinson Inc. (a)	$80,328	$77,159

	Three months ended August 31
Transactions	2005	2004
Services rendered and expenses reimbursed
Hunter Dickinson Inc. (a)	$66,624	$31,676
Euro-American Capital Corporation (b)	3,850	3,459
Gordon J. Fretwell Law Corporation (c)	–	822

(a)

Hunter Dickinson Inc. ("HDI") is a private company with certain directors in common with the Company that provides geological, technical, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company on a full cost recovery basis pursuant to an agreement dated January 1, 2001.

Exploration advances to and from HDI have arisen in the normal course, due to in- progress and near-term planned exploration work, primarily on the Company’s exploration properties and other operating expenses. There are no specific terms of repayment.

ROCKWELL VENTURES INC.
Notes to the Consolidated Financial Statements
For the period ended August 31, 2005
(Unaudited - Expressed in Canadian Dollars)

	(b)	Euro-American Capital Corporation is a private company controlled by a director that provides management services to the Company based on the fair market value of those services.

	(c)	Gordon J. Fretwell Law Corporation is a private company controlled by a director that provides legal services to the Company based on the fair market value of those services.

8.	INCOME TAXES

At May 31, 2005, the Company had available for deduction against future taxable income non- capital losses of approximately $3,610,000 (2004 – $3,309,000). These losses, if not utilized, will expire in various years ranging from 2006 to 2015. Subject to certain restrictions, the Company also had Canadian resource expenditures, net of flow-through financing renounced to shareholders, of approximately $3,300,000 (2004 – $4,467,000), which are available to reduce taxable income in future years.